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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                Amendment No. 10

                 Information to be Included in Statements Filed
                Pursuant to Rule 13d-1(a) and Amendments Thereto
                         Filed Pursuant to Rule 13d-2(a)

                         Assisted Living Concepts, Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    04543L109
                                 --------------
                                 (CUSIP Number)


                           Lawrence D. Rovin, Esquire
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                             260 South Broad Street
                             Philadelphia, PA 19102
                                 (215) 569-2898
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  July 9, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: /_/



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CUSIP No. 04543L109                      13D                   Page 2 of 7 Pages
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________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):


                     BET ASSOCIATES, L.P.
                     23-2957243
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3.   SEC USE ONLY
________________________________________________________________________________
4.   SOURCE OF FUNDS:

                   AF
________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e):                                  [_]

________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

                   Delaware
________________________________________________________________________________
               7.   SOLE VOTING POWER

                       492,473 shares of common stock
  NUMBER OF    _________________________________________________________________
   SHARES      8.   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY             -0- Shares
    EACH      _________________________________________________________________
  REPORTING   9.   SOLE DISPOSITIVE POWER
   PERSON
    WITH               492,473 shares of common stock
             _________________________________________________________________
              10.  SHARED DISPOSITIVE POWER

                       -0- Shares
________________________________________________________________________________
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                492,473 Shares of Common Stock
________________________________________________________________________________
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                7.65%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

                PN

________________________________________________________________________________

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CUSIP No. 04543L109                      13D                   Page 3 of 7 Pages
--------------------------------------------------------------------------------


________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                     BRU Holding Company, Inc., LLC ("BRU")
                     52-2059411
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3.   SEC USE ONLY
________________________________________________________________________________
4.   SOURCE OF FUNDS:

                   AF
________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e):                                  [_]

________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

                   Delaware
________________________________________________________________________________
               7.   SOLE VOTING POWER

                       605,567 shares of common stock (represents
  NUMBER OF            492,473 shares of common stock held by BET
   SHARES              Associates L.P. ("BET") and 113,094 shares of
BENEFICIALLY           common stock held by BRU)
  OWNED BY     _________________________________________________________________
    EACH       8.   SHARED VOTING POWER
  REPORTING
   PERSON              -0- Shares
    WITH       _________________________________________________________________
               9.   SOLE DISPOSITIVE POWER

                      605,567 shares of common stock (represents
                      492,473 shares of common stock held by BET and
                      113,094 shares of common stock held by BRU)
               _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER

                       -0- Shares
________________________________________________________________________________
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      605,567 (represents 492,473 shares of common stock held by BET and
      113,094 shares of common stock held by BRU)
________________________________________________________________________________
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                9.42%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

                OO
________________________________________________________________________________

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CUSIP No. 04543L109                      13D                   Page 4 of 7 Pages
--------------------------------------------------------------------------------


________________________________________________________________________________
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                     BRUCE E. TOLL
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)  [_]
                                                                 (b)  [X]
________________________________________________________________________________
3.   SEC USE ONLY
________________________________________________________________________________
4.   SOURCE OF FUNDS:

                   PF
________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e):                                  [_]

________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

                   UNITED STATES OF AMERICA
________________________________________________________________________________
               7.   SOLE VOTING POWER

                       1,219,256 (represents 492,473 shares of common stock
                       held by BET Associates, L.P. ("BET"), 113,094 shares
  NUMBER OF            held by BRU Holdings Company Inc., LLC ("BRU"), 3,492
   SHARES              shares held by Mr. Toll's daughter Jennifer Toll and
BENEFICIALLY           610,197 shares of common stock held by Mr. Toll).
  OWNED BY     _________________________________________________________________
    EACH       8.   SHARED VOTING POWER
  REPORTING
   PERSON              -0- Shares
    WITH       _________________________________________________________________
               9.   SOLE DISPOSITIVE POWER

                      1,219,256 (represents 492,473 shares of common stock
                      held by BET, 113,094 shares held by BRU, 3,492 shares
                      held by Mr. Toll's daughter Jennifer Toll and 610,197 shares of common stock held by Mr. Toll).
               _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER

                       -0- Shares
________________________________________________________________________________
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,219,256 (represents 492,473 shares of common stock held by BET, 113,094 shares or common stock held by BRU, 3,492 shares held by Mr. Toll's daughter Jennifer Toll and 610,197 shares of common stock held by Mr. Toll).

________________________________________________________________________________
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                18.96%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON

                IN
________________________________________________________________________________



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CUSIP No. 04543L109                      13D                   Page 5 of 7 Pages
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock (the "Common Stock") of Assisted Living Concepts, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11835 NE Glenn Widing Drive, Bldg E, Portland, Oregon 97220-9057.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed by (i) BET Associates, L.P., a Delaware limited partnership ("BET"), with respect to shares beneficially owned by BET; (ii) by BRU Holdings Company Inc., LLC ("BRU") with respect to the shares beneficially owned by BET and BRU and (iii) Bruce E. Toll with respect to shares beneficially owned by Mr. Toll, BET and BRU. Mr. Toll is the sole member of BRU, a Delaware limited liability company, which is the sole general partner of BET. Mr. Toll, BET and BRU are sometimes referred to herein as the "Filing Persons."

         (b) The business address of the Filing Persons is: 3103 Philmont Avenue, Huntingdon Valley, Pennsylvania 19006.

         (c) The principal business of BET and BRU is to invest in businesses. Mr. Toll's principal occupation is as Vice-Chairman of Toll Brothers Inc., a publicly-traded company engaged primarily in the business of developing and constructing residential real estate.

         (d) During the last five years, none of the persons referred to in paragraph (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the persons referred to in paragraph (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. Toll is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

         Purchase of 8,000 shares of Common Stock by BRU. BRU purchased the following shares of Common Stock in the open market (i) June 24, 2003, purchased 4,000 shares for $4.70 per share; (ii) June 25, 2003, purchased 1,000 shares for $4.90 per share; (iii) June 25, 2003, purchased 2,000 shares for $4.70 per share; and (iv) June 25, 2003, purchased 1,000 shares for $4.75 per share. BRU used funds provided by Mr. Toll to effect the purchases.

         Purchase of 100,830 shares of Common Stock by Mr. Toll. Mr. Toll purchased the following shares of Common Stock in the open market (i) June 30, 2003 purchased 8,000 shares for $5.50 per share; and (ii) July 9, 2003, purchased 92,830 shares for $6.125 per share.

         Previous Purchases and Sales. Previous purchases and sales by BET, BRU and Mr. Toll of the Issuer's securities are set forth on the Schedule 13D filed on October 27, 1999, amendment numbers 1, 2, 3, 4, 5, 6, 7, 8, and 9 thereto, filed on November 12, 1999, November 20, 2000, November 22, 2000, July 12, 2001, November 30, 2001, December 17, 2001, January 13, 2003, March 25, 2003 and June 13, 2003, respectively.

ITEM 4.  PURPOSE OF TRANSACTION.

         The disclosure set forth in Item 4 to Amendment No. 9 is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) BET Beneficial Ownership. BET beneficially owns 492,473 shares of Common Stock, which constitutes 7.65% of the Common Stock outstanding (based upon 6,431,759 shares of Common Stock outstanding as of May 8, 2003 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended on March 31, 2003 and filed on May 14, 2003 (the "Form 10-Q")).

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CUSIP No. 04543L109                      13D                   Page 6 of 7 Pages
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         BRU Beneficial Ownership. BRU beneficially owns 605,567 shares of
Common Stock, of which 492,473 shares are held by BET and 113,094 shares are held by BRU, which constitutes 9.42% of the Common Stock outstanding (based upon 6,431,759 shares of Common Stock outstanding as reported in the Form 10-Q).

         Mr. Toll Beneficial Ownership. Mr. Toll beneficially owns 1,219,256 shares of Common Stock, of which 492,473 shares are held by BET, 113,094 shares are held by BRU, 3,492 shares are held by Mr. Toll's daughter, Jennifer Toll and 610,197 shares are held by Mr. Toll, which constitutes 18.96% of the Common Stock outstanding (based upon 6,431,759 shares of Common Stock outstanding as reported in the Form 10-Q).

         (b) Mr. Toll, individually and through BRU and BET, has sole voting power and power to dispose of the 610,197 shares of Common Stock held by Mr. Toll, the 492,473 shares of Common Stock held by BET and the 113,094 shares of Common stock held by BRU. BRU, individually and through BET, has sole voting power and power to dispose of the 492,473 shares of Common Stock held by BET and the 113,094 shares of Common Stock held by BRU. BET has sole voting power and power to dispose of the 492,473 shares of Common Stock held by it.

         (c) Transactions Since Most Recent Filing on Schedule 13D. See Item 3 above.

         (d) N/A.

         (e) N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Items 3 and 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         N/A.


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CUSIP No. 04543L109                      13D                   Page 7 of 7 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 17, 2003

BET ASSOCIATES, L.P.

By: BRU HOLDINGS COMPANY INC., LLC
Its General Partner



By: Bruce E. Toll
    -----------------------------------
    Bruce E. Toll
    Member



BRU HOLDINGS COMPANY INC., LLC


By: Bruce E. Toll
    -----------------------------------
    Bruce E. Toll
    Member

Bruce E. Toll
---------------------------------------
BRUCE E. TOLL